Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated August 17, 2021

to

Prospectus dated March 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated March 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of September 1, 2021;

•	to disclose the calculation of our July 31, 2021 net asset value (“NAV”) per share for all share classes;

•	to disclose the appointment of Ryan N. Boyer to the board of directors; and

•	to provide other updates to our portfolio and our business.

September 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of September 1, 2021 (and repurchases as of August 31, 2021) is as follows:

Transaction Price (per share)
Class S	$25.2473
Class T	$25.0270
Class D	$25.0588
Class M	$25.1178
Class I	$24.5021
Class F*	$25.0581
Class Y*	$24.4602

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The September 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2021. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since July 31, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

July 31, 2021 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for July 31, 2021.

The following table provides a breakdown of the major components of our total NAV as of July 31, 2021 (dollar amounts in thousands):

Components of NAV	July 31, 2021
Loans receivable	$1,943,157
Mortgage-backed securities held-to-maturity	37,631
Mortgage-backed securities available-for-sale, at fair value	19,822
Cash and cash equivalents	73,207
Restricted cash	18,647
Other assets	16,992
Collateralized loan obligation, net of deferred financing costs	(964,000)
Repurchase agreements payable, net of deferred financing costs	(526,765)
Credit facility payable	(30,000)
Accrued stockholder servicing fees(1)	(259)
Other liabilities	(6,979)

Net asset value	$581,453

Number of outstanding shares	23,250,096

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of July 31, 2021, we accrued under GAAP $26,878 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of July 31, 2021 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$296,825	$32,953	$15,275	$61,822	$129,496	$22,905	$22,177	$581,453
Number of outstanding shares	11,756,709	1,316,700	609,553	2,461,286	5,285,119	914,081	906,648	23,250,096

NAV per Share as of July 31, 2021	$25.2473	$25.0270	$25.0588	$25.1178	$24.5021	$25.0581	$24.4602

Management

Effective July 19, 2021, Ryan N. Boyer joined our board of directors, such that our board of directors consists of eight directors: Michael C. Forman, Jeffrey Krasnoff, David J. Adelman, Ryan N. Boyer, Karen D. Buchholz, Terence J. Connors, John A. Fry and Jack A. Markell. Ms. Buchholz and Messrs. Boyer, Connors, Fry and Markell serve as our independent directors.

This supplement supplements and amends the section of the Prospectus entitled “Management—Board of Directors and Executive Officers” to state that our board of directors consists of eight directors, five of whom are considered independent directors, to identify Mr. Boyer as an independent director, and to include his biography below:

Ryan N. Boyer is a lifelong Philadelphia resident. After graduating from Roxborough High School in 1989, Ryan received a full academic scholarship to West Chester University, where he majored in Business Management. Upon graduation, he began working for BRIJTS, Inc. a real estate investment company that focused on rehabbing and selling residential properties to rejuvenate and beautify neighborhoods across Philadelphia. In 1995, Ryan joined Laborers’ Local 332 as a journeymen laborer. In 2000, he rose to the position of assistant to the Secretary-Treasurer and, in July 2003, Ryan became Secretary-Treasurer of Local 332, a union of almost 3000 members. In that capacity, Ryan oversaw an annual budget of over 2 million dollars and negotiated labor contracts on behalf of his membership. Since August of 2008, Ryan has been the Business Manager of the Laborers District Council of the Metropolitan Area of Philadelphia and Vicinity, the parent body of four local unions with over 6,000 members. In this capacity, Ryan negotiates contracts, oversees contract compliance, and is a Trustee of the union’s pension, training, and health and welfare funds to ensure that all member unions comply with the rules and regulations that govern their existence. Ryan currently serves on several boards and commissions including, Philadelphia Workforce Investment Board (Philly Works), the Philadelphia Jobs Commission and the City of Philadelphia Tax Review Board.

In September of 2014, Ryan was elected President of the Coalition of Black Trade Unionists (CBTU), Southeastern Pennsylvania Chapter. The CBTU is a constituency group under the AFL-CIO that is dedicated to ensuring that proper diversity and inclusion exist within the union movement and to mentor and train young minorities to assume leadership roles in their respective unions.

In 2015, Ryan was appointed by Governor Tom Wolf to serve as Chair of the 16 Member Board of Commissioners that oversees operations of the bi-state Delaware River Port Authority (DRPA), where he served until 2021. The Delaware River Port Authority of Pennsylvania and New Jersey is a regional transportation agency that serves as steward of the Ben Franklin, Walt Whitman, Commodore Barry and Betsy Ross Bridges, as well as the PATCO High Speed Transit Line, on behalf of the community. The DRPA serves as a major economic driver for the region, facilitating commerce and transporting workers between South Jersey and Philadelphia. Under his leadership, the DRPA expanded its aggressive Capital Improvement Campaign, improved its standing with the major bond rating agencies, and held bridge tolls steady.

Ryan is extremely active in the Philadelphia civic and non-profit community and has been an outspoken proponent of efforts to reduce violence, expand economic opportunity and improve the conditions of youth across the region.

Ryan and his wife Farida live in Philadelphia and have 5 children.

Financing Arrangements

WF-1 Facility

On July 30, 2021, FS Credit Real Estate Income Trust, Inc., or the Company, as guarantor, FS CREIT Finance WF-1 LLC, or WF-1, an indirect wholly-owned, special-purpose financing subsidiary of the Company, as seller, and Wells Fargo Bank, National Association, or Wells Fargo, as buyer, entered into an Amendment No. 7 to Master Repurchase and Securities Contract, or Amendment No. 7, amending the Master Repurchase and Securities Contract, dated August 30, 2017, between WF-1 and

Wells Fargo. Amendment No. 7 provides for, among other things, (a) an increase of the maximum facility amount from $200 million to $350 million, with the option to increase, with the consent of Wells Fargo, or reduce the maximum facility amount within the range of $150 million to $350 million, (b) extension of the funding period and maturity date from August 30, 2021 to August 30, 2022, with the option to extend the funding period for one additional year and the maturity date for three additional one-year terms with the consent of Wells Fargo, and (c) modification of the applicability of the Facility Debt Yield Test.

On July 30, 2021, FS Credit Real Estate Income Trust, Inc., or the Company, as guarantor, entered into an Amendment No. 4 to Guarantee Agreement, or the WF-1 Guarantee Amendment, with Wells Fargo Bank, National Association, or Wells Fargo, as buyer, amending the Guarantee Agreement, dated August 30, 2017, between the Company and Wells Fargo. Amendment No. 4 provides for a specified percentage of recourse against the Company for each asset purchased prior to Amendment No. 7 described above and an aggregate percentage of recourse against the Company for assets purchased from and after Amendment No. 7.

BB-1 Facility

On July 30, 2021, FS CREIT Finance BB-1 LLC, or BB-1, an indirect wholly owned special-purpose financing subsidiary of FS Credit Real Estate Income Trust, Inc., or the Company, amended the transaction documents relating to the Master Repurchase Agreement with Barclays Bank PLC, or Barclays, as purchaser, to increase the maximum facility purchase price from $250 million to $264 million.

On August 5, 2021, FS CREIT Finance BB-1 LLC, or BB-1, an indirect wholly owned special-purpose financing subsidiary of FS Credit Real Estate Income Trust, Inc., or the Company, entered into a Second Amendment to Fee Letter and Second Amendment to Master Repurchase Agreement, or Second Amendment, amending each of the Master Repurchase Agreement dated February 22, 2021 and the Fee Letter dated February 22, 2021, in each case, with Barclays Bank PLC, as purchaser.

The Second Amendment provides for an increase to the maximum facility purchase price to $450 million.

Portfolio Update

We surpassed $2 billion in assets in July, just 3 months after reaching $1 billion in assets, as we continue to build upon our track record of generating a high level of current income with generally stable NAV performance. July was another month of strong activity as we closed on $332 million in loan originations. Highlights included:

•

Five suburban multifamily properties: The first loan was backed by an amenity-rich property in the suburban Dallas-Ft. Worth metro area that is approximately 97% occupied. The second loan is backed by a luxury, 26-story building in Evanston, IL that is located near two major universities, a hospital as well as local public transportation. The third loan is collateralized by a garden-style property near the Mercedes-Benz and UPS corporate offices in suburban Atlanta. The fourth and fifth loans are backed by well-occupied properties in the suburban Orlando and Tampa (Clearwater) metro areas.

•

Three urban multifamily properties: The first of these loans is collateralized by a 368-unit garden-style property that is approximately 96% occupied in Tampa, FL. The second loan is backed by a 97% occupied garden-style property in North Las Vegas, NV. The third loan is backed by a 5-story, amenity-rich property that is nearly 98% occupied and located approximately 1.5 miles from the bustling Nashville, TN central business district.

Our portfolio remains well diversified by geography and property type with a focus on what we believe to be COVID-resilient originations since Q1 2020. Multifamily and industrial represented approximately two-thirds of the portfolio (66.0%) as of July 31, 2021, while hospitality and retail comprised just 6.2%. The portfolio is comprised of 100% performing assets as of July 31, 2021.

The pipeline for new deal activity in July remains strong, backed by a diverse mix of what we believe to be COVID-resilient properties. Additionally, the short-term nature of our typical loan allows us to regularly adjust the portfolio to current market conditions. As of July 31, 2021, approximately 76% of our portfolio consisted of investments sourced after July 2020.